SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ACT Teleconferencing, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

000955  10  4

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

Page 2 of 5 Pages

CUSIP No. 000955 10 4			13G

1	NAME OF REPORTING PERSON: David Holden I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER 3,825

		6	SHARED VOTING POWER 349,200

		7	SOLE DISPOSITIVE POWER 3,825

		8	SHARED DISPOSITIVE POWER 349,200

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 353,025

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3%

12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer:	ACT Teleconferencing, Inc.
	(b)		Address of Issuer's Principal Executive Offices:
1658 Cole Boulevard, Suite 130 Golden, Colorado 80401

Item 2.
	(a)		Name of Person Filing: David Holden
	(b)		Address of Principal Business Office or, if none, Residence:
41 Kingsend Ruislip Middlesex HA4 7DD England
	(c)		Citizenship: United Kingdom
	(d)		Title of Class of Securities: Common Stock
	(e)		CUSIP Number: 000955 10 4

Item 3.			If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)		☐ Broker or Dealer registered under Section 15 of the Act.
	(b)		☐ Bank as defined in Section 3(a)(6) of the Act.
	(c)		☐ Insurance Company as defined in Section 3(a)(19) of the Act.
	(d)		☐ Investment Company registered under Section 8 of the Investment Company Act of 1940.
	(e)		☐ Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)		☐ Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)		☐ Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7).

Page 4 of 5 Pages

	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership:
(a)

Amount beneficially owned: 349,200 shares of Common Stock through HDN Investment Holdings, a Jersey, Channel Islands company of which Mr. Holden is a beneficial owner and options exercisable within 60 days of December 31, 2003 to purchase 3,825 shares of Common Stock.

(b)

Percent of Class: 3.3% based upon 10,647,291 shares of the issuer outstanding as of November 18, 2003 as reported in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and assuming exercise of all options exercisable within 60 days of December 31, 2003.

		(c)	Of the shares beneficially owned by the Reporting Person, he has the power to vote or dispose of the shares as follows:

(i)                      Sole power to vote or direct the vote: 3,825 shares of Common Stock (including options)

(ii)                   Shared power to vote or direct the vote:  349,200

(iii)                Sole power to dispose or direct the disposition of: 3,825 shares of Common Stock (including options)

(iv)               Shared power to dispose or direct the disposition of:  349,200

Item 5.		Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒.

Item 6.		Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable

Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2004	/s/ David Holden
David Holden